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                                                               EXHIBIT - (a)(6)


                 EMAIL MESSAGE FROM FRANCI CLAUDON TO OPTIONEES
                   TO WHOM THE EXCHANGE OFFER IS BEING MADE.

As announced by Rob Burgess during the web cast today, Macromedia is offering employees an option exchange program.

Recent stock market volatility and changing economic conditions have had a significant impact of the value of our stock. As a result, most employee stock options have lost much of their incentive benefit that we intended them to have since they are now priced substantially above the current market value of our stock.

Therefore, we have elected to offer this stock option exchange program to employees. By making this offer, we intend to provide you with the benefit of owning options that, over time, may have a greater potential to increase in value. We believe the offer creates better performance incentives for employees and thereby maximizes shareholder value.

Under the terms of the offer:

        - Outstanding options granted under certain active option plans are eligible for exchange.

        -       You may elect to cancel some or all of your eligible options.

        - Macromedia will make a replacement grant to you for an equal number of shares on a date at least six months plus one day in the future.

        - The replacement options will be priced at the market value of Macromedia's common stock on the replacement grant date.

        - The vesting terms of the replacement grant will be the same as your original grant - you will not lose any vesting on your options if you elect to cancel them.

        - If you elect to exchange any of your options any options granted to you on or after December 3, 2000 must also be exchanged.

        - Options repriced by Allaire prior to the closing of the merger are not eligible for exchange.

The full details of the offer are available at http://macronet.macromedia.com/stocks/pages/exchange.htm.

Please read ALL of the information regarding this offer carefully before deciding whether or not you want to participate.


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An election form is being distributed via inter-office mail to each employee who has options that are eligible for the exchange. If you would like to have a copy of the election form mailed to your home address please send an email to Darrell Hong with your request.

If you choose to participate in the exchange, we must receive your completed and signed election form no LATER THAN 5 P.M., PACIFIC TIME, JUNE 4, 2001. If we do not receive your election form by this deadline, you will not be able to participate in this offer. Once the offer ends, any election you make is irrevocable - you will not be able to change it.

If you have any questions about the offer, please contact Darrell Hong or Franci Claudon in Stock Administration.